SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
         13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 2)

                           FOAMEX INTERNATIONAL INC.
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   344123104
                                 (CUSIP Number)

                               Marshall S. Cogan
                         c/o Foamex International, Inc.
                        41 East 57th Street, 34th Floor
                            New York, New York 10022
                                 (212) 752-6660
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               - with copies to -
                              Steven H. Scheinman
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000

                                October 21, 2003
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 344123104                 13D

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  1        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Marshall S. Cogan
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  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                                                (b)  [X]

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  3        SEC USE ONLY

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  4        SOURCE OF FUNDS

           Not Applicable
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  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                 [  ]

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  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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      NUMBER OF       7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY            1,487,194
      OWNED BY      ------------------------------------------------------------
        EACH
      REPORTING       8     SHARED VOTING POWER
     PERSON WITH
                            0
                     -----------------------------------------------------------

                      9     SOLE DISPOSITIVE POWER

                            1,183,048
                     -----------------------------------------------------------

                      10    SHARED DISPOSITIVE POWER

                            0
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  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,487,194
--------------------------------------------------------------------------------

  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                      [  ]

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  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.9%
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  14        TYPE OF REPORTING PERSON
            IN; OO
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                        AMENDMENT NO. 2 TO SCHEDULE 13D

          This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Foamex International Inc., a Delaware corporation (the "Issuer"). This Amendment No. 2 supplementally amends the statement on Schedule 13D, dated July 6, 2001 (the "Initial Statement") and Amendment No. 1 to the Initial Statement filed on September 27, 2002 filed by the Reporting Person (as defined herein). This Amendment No. 2 is being filed by the Reporting Person to report that the Reporting Person has entered into an arrangement with respect to the sale and disposition of a portion of the Shares of which the Reporting Person is deemed to be the beneficial owner.

Item 2.   Identity and Background.

          This Statement is being filed on behalf of Marshall S. Cogan (the "Reporting Person").

          This Statement relates to securities held for the accounts of the Reporting Person (including Shares held for the account of the Reporting Person under the Foamex L.P. 401(k) Savings Plan (the "401(k) Plan")), two trusts with respect to which the Reporting Person serves as the sole trustee but as to which the Reporting Person has no pecuniary interest ("Trust A" and "Trust B," respectively), a foundation with respect to which the Reporting Person serves as the president (the "Foundation") and a family partnership with respect to which the Reporting Person serves as a general partner (the "Family Partnership"). By virtue of his positions as the sole trustee of Trust A and Trust B, as the president of the Foundation and as a general partner of the Family Partnership, the Reporting Person may be deemed to have voting and investment power over the securities held for the accounts of Trust A, Trust B, the Foundation and the Family Partnership and may therefore be deemed to be the beneficial owner of such securities. The Reporting Person disclaims beneficial ownership of any securities not held directly for his account.

          The principal occupation of the Reporting Person is Chairman of the Board of the Issuer. The principal business address of the Reporting Person is 41 East 57th Street, 34th Floor, New York, New York 10022. The Reporting Person is a United States citizen.

Item 5.   Interest in Securities of the Issuer.

          (a) The Reporting Person may be deemed to be the beneficial owner of 1,487,194 Shares (approximately 5.9% of the total number of Shares outstanding assuming the exercise of all of the options held for the account of the Reporting Person that are exercisable within 60 days of the date hereof). This number includes (A) 316,094 Shares held for the account of the Reporting Person (including 11,948 Shares held for the account of the Reporting Person under the 401(k) Plan), (B) 65,500 Shares held for the account of Trust A, (C) 307,600 Shares held for the account of Trust B, (D) 8,500 Shares held for the account of the Foundation, (E) 8,300 Shares held for the account of the Family Partnership and (F) 781,200 Shares issuable upon the exercise of the 781,200 options which are held for the account of the Reporting Person and are exercisable within 60 days of the date hereof.

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          (b) The  Reporting  Person  may be deemed to have sole power to direct the voting and disposition of the 1,183,048 Shares held for his account under the 401(k) Plan and for the accounts of Trust A, Trust B, the Foundation and the Family Partnership (assuming the exercise of all options which are held for the account of the Reporting Person and which are exercisable within 60 days of the date hereof). The Reporting Person may be deemed to have sole power to direct the voting, but not the disposition, of the 304,146 Shares held in his margin account with RBC Dain Rauscher ("Dain Rauscher").

          (c) There have been no transactions effected by the Reporting Person with respect to the Shares since August 31, 2003 (60 days prior to the date hereof).

          (d) (i) Subject to the terms of the respective trust agreements, the beneficiaries of Trust A and Trust B have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of Trust A and Trust B in accordance with their interests in Trust A and Trust B, respectively.

               (ii) The Foundation has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for its account.

               (iii) Subject to the terms of the partnership agreement, the partners of the Family Partnership have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of the Family Partnership in accordance with their partnership interests in the Family Partnership.

               (iv) Under certain circumstances, as identified in Item 6 below, the Chapter 7 bankruptcy trustee of Trace International Holdings, Inc. and Trace Foam Sub, Inc. has the right to receive the proceeds from the sale of securities held in the margin account of the Reporting Person with Dain Rauscher.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          In September 2003, the Reporting Person entered into a settlement agreement with the Chapter 7 bankruptcy trustee (the "Trustee") of Trace International Holdings, Inc. ("Trace") and Trace Foam Sub, Inc., that settled, subject to court approval, certain outstanding claims and legal proceedings against the Reporting Person asserted by the Trustee on behalf of Trace and its affiliates. Under the settlement agreement, 304,146 Shares (the "Pledged Shares") beneficially owned by the Reporting Person that are held in a margin account with Dain Rauscher (collectively, the "Dain Rauscher Shares") have been pledged to the Trustee to secure the amounts owed under the settlement agreement. Upon the occurrence of certain defaults under the settlement agreement, the Trustee will have the right to receive any proceeds from the sale of the Pledged Shares. The Dain Rauscher Shares are currently subject to a property execution previously served by the Trustee.

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


          The recognition agreement that specifies the rights of the Trustee with respect to the Dain Rauscher Shares has been attached to this Schedule as Exhibit A. The settlement agreement (including the recognition agreement) was approved by the United States Bankruptcy Court for the Southern District of New York on October 21, 2003.

Item 7.   Material to be Filed as Exhibits

          Recognition Agreement dated as of September 8, 2003, by and among RBC Dain Rauscher, as Securities Intermediary, Marshall S. Cogan and John S. Pereira, as Chapter 7 bankruptcy trustee of Trace International Holdings, Inc. and Trace Foam Sub, Inc.

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                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   October 30, 2003                      MARSHALL S. COGAN


                                               /s/ Marshall S. Cogan
                                               ---------------------------------
                                               Name: Marshall S. Cogan


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
                                   EXHIBIT A

                             RECOGNITION AGREEMENT

          This Recognition Agreement is dated as of September 8, 2003. The parties hereto acknowledge that Marshall S. Cogan ("Cogan") has entered into that certain Settlement Agreement effective as of September 8, 2003 with Maureen Cogan and John S. Pereira, in his capacity as the Chapter 7 bankruptcy trustee of Trace International Holdings, Inc. and Trace Foam Sub, Inc. (the "Settlement Agreement"); and that pursuant to the Settlement Agreement, Cogan has pledged certain shares of common stock in Foamex International, Inc. held in brokerage account number 1101-1400-2133 (the "Dain Rauscher Account") maintained by Dain Rauscher in its capacity as securities intermediary ("Dain Rauscher").

          The parties hereby acknowledge that pursuant to the terms and conditions of the Settlement Agreement, in the event that Cogan commits a Financial Default (as defined in the Settlement Agreement) under the Settlement Agreement, the Attorney-in-Fact (as defined below) has the right to liquidate the Dain Rauscher Account.

          The parties further recognize and acknowledge that Cogan has constituted and appointed, irrevocably, John S. Pereira, in his capacity as the Chapter 7 bankruptcy trustee of Trace International Holdings, Inc. and Trace Foam Sub, Inc., the true and lawful attorney-in-fact (the "Attorney-in-Fact") of Cogan, with full power and authority, for, on behalf of and in the name, place and stead of Cogan:

          (i) to liquidate the Dain Rauscher Account in the event of a Financial Default (as defined in the Settlement Agreement) pursuant to the terms and conditions of the Settlement Agreement; and

          (ii) to execute and deliver all documents and instruments necessary, advisable or appropriate to effect such liquidation.

          The parties hereby acknowledge that the Attorney-in-Fact is empowered to determine, in his sole discretion and pursuant to the terms of the Settlement Agreement, the time or times when, the purposes for, and/or the manner in which, any power therein conferred shall be exercised and the provisions of any instrument or document which may be executed by him pursuant thereto. Dain Rauscher hereby agrees to comply with all notifications it receives directing it to transfer or redeem any common stock in Foamex International, Inc. or other assets credited to the Dain Rauscher Account (collectively, "Financial Assets") without further consent by Cogan.

          Dain Rauscher hereby subordinates in favor of Attorney-in-Fact any security interest, lien or right of setoff it may have, now or in the future, against the Dain Rauscher Account or the Financial Assets, except Dain Rauscher


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

will retain its prior lien on Financial Assets in the Dain Rauscher Account to secure payment for Financial Assets purchased for the Dain Rauscher Account and normal commissions and fees for the Dain Rauscher Account.

          Except  as  otherwise  provided  herein,  Dain  Rauscher  will  comply entitlement orders originated by Cogan without further consent by Attorney-in-Fact. If Attorney-in-Fact notifies the undersigned that Attorney-in-Fact will exercise exclusive control over the Dain Rauscher Account, Dain Rauscher will cease complying with entitlement orders or other directions concerning the Dain Rauscher Account originated by Cogan. Dain Rauscher will not
(i) comply with any entitlement order originated by Cogan to make a free delivery to Cogan or any other person and (ii) will not distribute to Cogan any interest or cash dividends on Financial Assets in the Dain Rauscher Account.

          The parties recognize that the Trustee has already executed on the Dain Rauscher Account by causing the United States Marshal to serve a property execution upon Dain Rauscher which shall remain in full force and effect until the Settlement Amount (as defined in the Settlement Agreement) is paid in full.

          The parties agree that, for purposes of this Recognition Agreement, the jurisdiction of Dain Rauscher is New York and that this Recognition Agreement shall be governed by the laws of the State of New York.

          This Recognition Agreement shall terminate upon receipt by Dain Rauscher of written notice from Attorney-in Fact, with a copy to Cogan, that Cogan has paid the Settlement Amount (as defined in the Settlement Agreement).

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          IN  WITNESS  WHEREOF,  the  parties  hereto  have  duly  executed  and delivered this Recognition Agreement as of the day and year above first written.


                                               DAIN RAUSCHER,
                                               as Securities Intermediary


                                               /s/ John E. Chapman
                                               ---------------------------------
                                               Name:  John E Chapman
                                               Title: Senior Vice President



                                               /s/  Marshall S. Cogan
                                               ---------------------------------
                                               Name: Marshall S. Cogan



                                               ---------------------------------

                                               John S. Pereira,  in his capacity
                                               as  the   Chapter  7   bankruptcy
                                               trustee  of  Trace  International
                                               Holdings,  Inc.  and  Trace  Foam
                                               Sub, Inc.












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